UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___) *

ShoreTel, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

825211 10 5

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 825211 10 5		13 G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Foundation Capital, L.P. 94-3233429
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 6,815,679 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,815,679 shares of Common Stock (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,815,679 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.99% (3)
12	TYPE OF REPORTING PERSON* PN

(1) This Schedule 13G is filed by Foundation Capital, L.P. (“FC”), Foundation Capital Entrepreneurs Fund, L.L.C. (“FCE”), Foundation Capital Management Company, L.L.C. (“FCM”), Foundation Capital Leadership Fund, L.P. (“FCL”), FC Leadership Principals Fund, L.L.C. (“FCLP”) and FC Leadership Management Company, L.L.C. (“FCLM” and together with FC, FCE, FCM, FCL and FCLP, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 4,098,394 shares held by FC; (ii) 455,375 shares held by FCE; (iii) 2,203,148 shares held by FCL; and (iv) 58,762 shares held by FCLP.  FCM serves as the sole general partner of FC and serves as the manager of FCE and the managers of FCM share voting and dispositive power over the shares held by FC and FCE.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP and the managers of FCLM share voting and dispositive power over the shares held by FCL and FCLP.  As such, FCM and FCLM may be deemed to own beneficially the shares held by FC and FCE and FCL and FCLP, respectively, however, FCM and FCLM own no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3) This percentage is calculated based upon 42,622,671 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP NO. 825211 10 5		13 G	Page 3 of 11 Pages

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Foundation Capital Entrepreneurs Fund, L.L.C. 94-3241514
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] (1)
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 6,815,679 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,815,679 shares of Common Stock (2)
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,815,679 shares of Common Stock (2)
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.99% (3)
12			TYPE OF REPORTING PERSON* OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 4,098,394 shares held by FC; (ii) 455,375 shares held by FCE; (iii) 2,203,148 shares held by FCL; and (iv) 58,762 shares held by FCLP.  FCM serves as the sole general partner of FC and serves as the manager of FCE and the managers of FCM share voting and dispositive power over the shares held by FC and FCE.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP and the managers of FCLM share voting and dispositive power over the shares held by FCL and FCLP.  As such, FCM and FCLM may be deemed to own beneficially the shares held by FC and FCE and FCL and FCLP, respectively, however, FCM and FCLM own no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3) This percentage is calculated based upon 42,622,671 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP NO. 825211 10 5		13 G	Page 4 of 11 Pages

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Foundation Capital Management Fund, L.L.C. 94-3233430
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] (1)
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 6,815,679 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,815,679 shares of Common Stock (2)
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,815,679 shares of Common Stock (2)
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.99% (3)
12			TYPE OF REPORTING PERSON* OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 4,098,394 shares held by FC; (ii) 455,375 shares held by FCE; (iii) 2,203,148 shares held by FCL; and (iv) 58,762 shares held by FCLP.  FCM serves as the sole general partner of FC and serves as the manager of FCE and the managers of FCM share voting and dispositive power over the shares held by FC and FCE.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP and the managers of FCLM share voting and dispositive power over the shares held by FCL and FCLP.  As such, FCM and FCLM may be deemed to own beneficially the shares held by FC and FCE and FCL and FCLP, respectively, however, FCM and FCLM own no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3) This percentage is calculated based upon 42,622,671 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP NO. 825211 10 5		13 G	Page 5 of 11 Pages

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Foundation Capital Leadership, L.P. 94-3370925
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] (1)
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 6,815,679 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,815,679 shares of Common Stock (2)
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,815,679 shares of Common Stock (2)
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.99% (3)
12			TYPE OF REPORTING PERSON* PN

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 4,098,394 shares held by FC; (ii) 455,375 shares held by FCE; (iii) 2,203,148 shares held by FCL; and (iv) 58,762 shares held by FCLP.  FCM serves as the sole general partner of FC and serves as the manager of FCE and the managers of FCM share voting and dispositive power over the shares held by FC and FCE.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP and the managers of FCLM share voting and dispositive power over the shares held by FCL and FCLP.  As such, FCM and FCLM may be deemed to own beneficially the shares held by FC and FCE and FCL and FCLP, respectively, however, FCM and FCLM own no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3) This percentage is calculated based upon 42,622,671 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP NO. 825211 10 5		13 G	Page 6 of 11 Pages

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FC Leadership Principals Fund, L.L.C. 94-3377483
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] (1)
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 6,815,679 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,815,679 shares of Common Stock (2)
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,815,679 shares of Common Stock (2)
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.99% (3)
12			TYPE OF REPORTING PERSON* OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 4,098,394 shares held by FC; (ii) 455,375 shares held by FCE; (iii) 2,203,148 shares held by FCL; and (iv) 58,762 shares held by FCLP.  FCM serves as the sole general partner of FC and serves as the manager of FCE and the managers of FCM share voting and dispositive power over the shares held by FC and FCE.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP and the managers of FCLM share voting and dispositive power over the shares held by FCL and FCLP.  As such, FCM and FCLM may be deemed to own beneficially the shares held by FC and FCE and FCL and FCLP, respectively, however, FCM and FCLM own no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3) This percentage is calculated based upon 42,622,671 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP NO. 825211 10 5		13 G	Page 7 of 11 Pages

1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FC Leadership Management Co., L.L.C 91-2076858
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] (1)
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock
	6	SHARED VOTING POWER 6,815,679 shares of Common Stock (2)
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 6,815,679 shares of Common Stock (2)
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,815,679 shares of Common Stock (2)
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.99% (3)
12			TYPE OF REPORTING PERSON* OO

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) Includes (i) 4,098,394 shares held by FC; (ii) 455,375 shares held by FCE; (iii) 2,203,148 shares held by FCL; and (iv) 58,762 shares held by FCLP.  FCM serves as the sole general partner of FC and serves as the manager of FCE and the managers of FCM share voting and dispositive power over the shares held by FC and FCE.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP and the managers of FCLM share voting and dispositive power over the shares held by FCL and FCLP.  As such, FCM and FCLM may be deemed to own beneficially the shares held by FC and FCE and FCL and FCLP, respectively, however, FCM and FCLM own no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(3) This percentage is calculated based upon 42,622,671 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of ShoreTel, Inc. (the “Issuer”).

Item 1

(a)

Name of Issuer:

ShoreTel, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

960 Stewart Drive

Sunnyvale, California  94085

Item 2

(a)

Name of Person(s) Filing:

Foundation Capital, L.P. (“FC”)

Foundation Capital Entrepreneurs Fund, L.L.C. (“FCE”)

Foundation Capital Management Company, L.L.C. (“FCM”)

Foundation Capital Leadership Fund, L.P. (“FCL”)

FC Leadership Principals Fund, L.L.C. (“FCLP”)

FC Leadership Management Company, L.L.C. (“FCLM”)

(b)

Address of Principal Business Office:

c/o Foundation Capital

70 Willow Road, Suite 200

Menlo Park, California  94025

(c)

Citizenship:

Entities:

FC

–

Delaware, United States of America

FCE

–

Delaware, United States of America

FCM

–

Delaware, United States of America

FCL

–

Delaware, United States of America

FCLP

–

Delaware, United States of America

FCLM

–

Delaware, United States of America

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:

825211 10 5

Item 3

Not applicable.

Page 8 of 11 Pages

Item 4

Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Statement is provided as of December 31, 2007:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
FC	4,098,394	0	6,815,679	0	6,815,679	6,815,679	15.99%
FCE	455,375	0	6,815,679	0	6,815,679	6,815,679	15.99%
FCM (1)	0	0	6,815,679	0	6,815,679	6,815,679	15.99%
FCL	2,203,148	0	6,815,679	0	6,815,679	6,815,679	15.99%
FCLP	58,762	0	6,815,679		6,815,679	6,815,679	15.99%
FCLM (1)	0	0	6,815,679		6,815,679	6,815,679	15.99%

(1) FCM serves as the sole general partner of FC and serves as the manager of FCE and the managers of FCM share voting and dispositive power over the shares held by FC and FCE.  FCLM serves as the sole general partner of FCL and serves as the manager of FCLP and the managers of FCLM share voting and dispositive power over the shares held by FCL and FCLP.  As such, FCM and FCLM may be deemed to own beneficially the shares held by FC and FCE, and FCL and FCLP, respectively, however, FCM and FCLM own no securities of the Issuer directly.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.

(2) This percentage is calculated based upon 42,622,671 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6

Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of FC and FCL and the limited liability company agreements of FC2E, FC2M, FCLP and FCLM, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner.

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8

Identification and Classification of Members of the Group.

Not applicable.

Item 9

Notice of Dissolution of Group.

Not applicable.

Item 10

Certification.

Not applicable.

Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008

Foundation Capital Management Co., L.L.C.

By:       /s/ William B. Elmore

Member

Foundation Capital, L.P.

By:

Foundation Capital Management Co., L.L.C.

its General Partner

By:       /s/ William B. Elmore

Member

Foundation Capital Entrepreneurs Fund, L.L.C.

By:

Foundation Capital Management Co., L.L.C.

its Manager

By:       /s/ William B. Elmore

Member

FC Leadership Management Co., L.L.C.

By:       /s/ William B. Elmore

Member

Foundation Capital Leadership Fund, L.P.

By:

FC Leadership Management Co., L.L.C.

its General Partner

By:       /s/ William B. Elmore

Member

Foundation Capital Leadership Principals Fund, L.L.C.

By:

FC Leadership Management Co., L.L.C.

its Manager

By:       /s/ William B. Elmore

Member

Exhibit(s):

A:

Joint Filing Statement

Page 10 of 11 Pages

Exhibit A

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of ShoreTel, Inc. is filed on behalf of each of us.

Dated:  February 13, 2008

Foundation Capital Management Co., L.L.C.

By:       /s/ William B. Elmore

Member

Foundation Capital, L.P.

By:

Foundation Capital Management Co., L.L.C.

its General Partner

By:       /s/ William B. Elmore

Member

Foundation Capital Entrepreneurs Fund, L.L.C.

By:

Foundation Capital Management Co., L.L.C.

its Manager

By:       /s/ William B. Elmore

Member

FC Leadership Management Co., L.L.C.

By:       /s/ William B. Elmore

Member

Foundation Capital Leadership Fund, L.P.

By:

FC Leadership Management Co., L.L.C.

its General Partner

By:       /s/ William B. Elmore

Member

Foundation Capital Leadership Principals Fund, L.L.C.

By:

FC Leadership Management Co., L.L.C.

its Manager

By:       /s/ William B. Elmore

Member

Page 11 of 11 Pages